Exhibit 99.1

VOTING RESULTS OF THE EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS MEETING HELD ON 14 AUGUST 2026

ISTANBUL, August 20, 2026 -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces the voting results of the Extraordinary General Assembly of Shareholders (the “EGM”), held on August 14, 2026.

The EGM was duly called and held in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and attendance of Ministry Representatives to Such Meetings. A quorum was present at the EGM in accordance with Article 18 of the Company’s Articles of Association and the TCC. On the same date, the Board of Directors resolved to inform the Company’s shareholders of the affirmative outcome of the EGM results, and to notify them that the Company will move forward with the proposed share capital increase process.

EGM Voting Results

Shareholders at the EGM decided the following, by the majority of votes present:

•	To approve the increase of the Company’s current total share capital and matters of pre-emptive rights as per Article 461/2 of the TCC and the amendment of Article 6 of the Company’s Articles of Association titled “Capital”.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to, statements regarding changes to the Company’s Articles of Association. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “seek”, “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2025 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting millions of customers with a broad range of products and services. Through its marketplace, retail operations, logistics capabilities, payment solutions and customer-focused technology, Hepsiburada aims to make commerce easier, faster and more accessible for customers and businesses across Türkiye.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com